Exhibit 99.1

Hepsiburada Announces Changes to Its Board of Directors

ISTANBUL, May 20, 2022 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, announces the resignation of Mr. Erol Çamur and Mr. Halil Korhan Öz, Hepsiburada’s Chief Financial Officer, from its Board of Directors and the appointment of Dr. Halil Cem Karakaş and Mr. Ahmet Fadıl Ashaboğlu as of May 20, 2022. Mr. Halil Korhan Öz served on the Audit Committee of the Board of Directors.

The resignation of Mr. Erol Çamur and replacement by an independent director was anticipated at the time of Hepsiburada’s initial public offering and neither the resignation of Mr. Erol Çamur nor the resignation of Mr. Halil Korhan Öz was the result of any disagreement with Hepsiburada. Hepsiburada and its Board of Directors express their appreciation to both Mr. Erol Çamur and Mr. Halil Korhan Öz for their many contributions to the Board of Directors and its committees and service to Hepsiburada. Mr. Halil Korhan Öz will continue to serve as the Company’s Chief Financial Officer.

Both Dr. Karakaş and Mr. Ashaboğlu were proposed by the Company’s Corporate Governance Committee to its Board of Directors as independent members of the Board of Directors. The appointments of Dr. Karakaş and Mr. Ashaboğlu will subsequently be submitted to the approval of Hepsiburada’s shareholders at the Company’s first Annual General Assembly.

Hepsiburada’s Board of Directors has determined that, following the resignations of Mr. Erol Çamur and Mr. Halil Korhan Öz and appointment of Dr. Karakaş and Mr. Ashaboğlu, four of its nine members are independent members who satisfy the “independence” requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Nasdaq’s listing rules.

Dr. Cem Karakaş, 47, is an industrial restructuring leader in global snacking industry. He has led large scale restructuring and growth programs in biscuit and chocolate industries building and rationalizing several dozen manufacturing plants around the world as well as leading omni-channel market entry programs. Latest, Dr. Karakaş was the founding CEO of Pladis, the largest European biscuit player and one of the largest snacking companies globally. Prior to that Dr Karakaş held CEO and CFO roles in Yıldız Group and Erdemir Group of Turkey. Dr Karakaş is the executive chairman Aran Ard Teoranta and Rudi’s Organic, the fastest growing European and North American free-from bakery players. Dr Karakaş has a Bachelor’s degree in management from Middle East Technical University, Master’s degree in business administration in finance from Massachusetts Institute of Technology and a Doctorate degree in finance from Istanbul University.

Mr. Ahmet Ashaboğlu, 51, holds a BSc degree from Tufts University and a Master of Science degree from Massachusetts Institute of Technology (MIT), both in Mechanical Engineering. He began his career as a Research Assistant at MIT in 1994, followed by various positions in capital markets within UBS Warburg, New York (1996-1999). After serving as a management consultant at McKinsey & Company, New York (1999-2003), Ahmet Ashaboğlu moved back to Turkey and joined Koç Holding as Finance Group Coordinator in 2003. He was appointed as Group Chief Financial Officer at Koç Holding in 2006 and served in that position until April 2022. Ahmet Ashaboğlu is currently a board member of Mavi, Yapı Kredi Bank, Koç Financial Services, Koç Finansman and Sirena Marine.

In connection with their appointment to the Board of Directors, each of Dr. Cem Karakaş and Mr. Ahmet Ashaboğlu will receive compensation as independent directors for their attendance at board meetings and, where applicable, additional fees for their service as a committee member or a committee chairperson in accordance with Hepsiburada’s director compensation policy.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, Hepsipay. As at the end of December 2021, we had seamlessly connected 41.8 million members and 75 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' programme, we have reached around 29 thousand female entrepreneurs across Turkey to date.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com